UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021.

Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Announces Closing of D1 Acquisition

São Paulo, July 30, 2021 – Zenvia Inc. (“Zenvia”) (NASDAQ: ZENV), announces today the closing of the then pending acquisition of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. — Direct One (“D1”) (“D1 Acquisition”) which was previously disclosed in Zenvia’s effective registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“Zenvia’s F-1”). On the date hereof, (i) Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”), Zenvia’s wholly-owned subsidiary, contributed R$19 million in cash into D1 (in addition to R$21 million contributed on May 31, 2021), and paid the amount of R$318 million to D1 shareholders and (ii) Zenvia delivered 1,942,750 of its Class A common shares to certain shareholders of D1. As a result of the consummation of the D1 Acquisition, Fernando Jorge Wosniak Steler’s nomination as a member of Zenvia’s board of directors is now effective.

As previously disclosed into Zenvia’s F-1, Zenvia Brazil has also agreed to pay amounts to certain D1 shareholders as further consideration for the D1 Acquisition in the first quarter of 2022 and in the first quarter of 2023, respectively, such amounts to be calculated on the achievement of certain gross profit milestones for the relevant periods.

About Zenvia

Zenvia is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. Zenvia empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. Zenvia’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. As of March 31, 2021, Zenvia served more than 10,100 active customers throughout Latin America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 30, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name:	Cassio Bobsin
Title:	Chief Executive Officer

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